UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Coherent, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

192479103 (CUSIP Number of Class of Securities) (Underlying Options to Purchase Common Stock)

Bret M. DiMarco Executive Vice President and General Counsel Coherent, Inc. 5100 Patrick Henry Drive Santa Clara, California (408) 764-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: David J. Segre, Esq. Jose F. Macias, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Tel: (650) 493-9300
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ ☒ ☐ ☐	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated program to allow employees to correct certain stock options to avoid the adverse effects of Internal Revenue Code Section 409A (the “Tender Offer”) by Coherent, Inc. (“Coherent” or the “Company”). The following description of the Company’s intention to begin the Tender Offer in the near future was sent on February 13, 2008 by electronic mail to certain Coherent employees holding discount stock options.

FORM OF COMMUNICATION TO EMPLOYEES HOLDING DISCOUNT STOCK OPTIONS

To:	[EMAIL ADDRESS]
From:	Ron Victor
Date:	February 13, 2008
Subject:	Your Stock Options—Important Information

As you probably are aware, Coherent has updated its financial statements with the SEC and we will be listed with the Nasdaq effective February 14th.  After we conducted the internal review of the Company’s stock option practices, it was determined that some stock options were granted to you under the Coherent Stock Plans with an exercise price that was less than the fair market value of the underlying Coherent common stock on the date of grant (i.e.,“discount options”).

Section 409A of the Internal Revenue Code provides that discount options that vest after December 31, 2004 are subject to unfavorable tax consequences (including total taxation at a rate potentially exceeding 80%).  Therefore, we are currently in the process of working on plans to allow you to exercise discount options without these unfavorable tax consequences.  In the next month or so, Coherent intends to launch an offer that will provide you an opportunity to amend your discount stock options.  We plan to provide cash payments to those employees who decide to amend their options in the offer.  We believe that this offer will be of value to our employees.

Very shortly we will provide you with information identifying which of your options are discount options.  Until you get that information, any option exercise could potentially have adverse tax consequences. For the time being we will shut down the stock option feature of your E*Trade account until we can advise you as to precisely which grants will need to be amended.  If you wish to exercise stock options prior to receiving notification about which of your options are discount options or have any general questions, please feel free to contact me.

IF YOU EXERCISE YOUR DISCOUNTED OPTIONS PRIOR TO RECEIVING FUTURE NOTIFICATION FROM COHERENT ON HOW TO CORRECT THE DISCOUNT OPTIONS THEN YOU WILL HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES.

This email message does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase Coherent common stock. If Coherent subsequently determines to proceed with the program described above, the offer will only be made through an offer to amend and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from Coherent following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.